FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
June 28, 2007

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  001-31232

WIMM-BILL-DANN FOODS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods” or the “Company”] hereby notifies of resolutions adopted by the annual General shareholders’ meeting of WBD Foods on June 27, 2007.

1. On the first agenda item: “Election of members of WBD Foods OJSC Counting Commission”.

1.1. Be it resolved that WBD Foods OJSC Counting Commission be elected as follows: Limonova O. M., Mukhin M. M., Novgorodova M. A., Solntseva E. S., Tusina I. A.

2. On the second agenda item: “Ratification of WBD Foods OJSC Annual Report”.

Be it resolved:

2.1. That WBD Foods OJSC Annual Report, prepared on the basis of accounting data according to Russian standards for Y2006, be ratified.

3. On the third agenda item: “Approval of the Annual financial statements, including the income statement (profit and loss accounts) of WBD Foods OJSC”.

Be it resolved:

3.1. That Y2006 Annual financial statements, including the income statement (profit and loss accounts) of WBD Foods OJSC be ratified.

4. On the fourth agenda item: “Distribution of the profit (including payment/declaration of dividends) and losses of WBD Foods OJSC”.

Be it resolved:

4.1. The part of net profit reflected in Y2006 financial statements in accordance with Russian standards, in the amount of 10 852 382 RUR 65 kop. be transferred to the reserve fund.

4.2. Upon Y2006 financial year results dividends payment on WBD Foods OJSC ordinary nominal shares be announced, in the dividend amount of 3 (three) rubles 18 kopecks per 1 ordinary nominal share.

4.3. That the following terms and conditions of dividends payment (announcement) be set:

4.3.1. Method of dividends payment: cash;

4.3.2. Term of dividend payment: term of dividend payment should not exceed 60 days from the date of GSM approval of dividends payment;

4.3.3. Procedure of dividends payment:

•              dividends payment to legal entities is performed in the form of cashless settlement (at that, the date of dividend payment is considered the date of charge-off the corresponding amount from WBD Foods OJSC or payment agent’s (in case of its engagement) account); dividends payment to individuals, upon their request, may be effected both in cash, or in the form of cashless settlement;

•              since WBD Foods OJSC is the tax agent in the course of income payment to the shareholders on their ordinary nominal shares, the dividends are paid to the shareholders after deduction of tax and other amounts, stipulated by the Russian Federation legislation, retained.

5. On the fifth agenda item: “Approval of WBD Foods OJSC auditor for Y2007”.

5.1. For the purposes of verifying the financial and business activities of WBD Foods, in accordance with legal acts of the Russian Federation, be it resolved to approve Ernst & Young LLC as the Company’s auditor for Y2007.

6. On the sixth agenda item: “Election of the members of WBD Foods OJSC Board of Directors”.

6.1. Be it resolved that the members of WBD Foods OJSC Board of Directors be elected as follows: Guy de Selliers, M. V. Dubinin, Michael O’Neill, A. S. Orlov, S. A. Plastinin, G. A. Yushvaev; D. Iakobachvili, E. G. Yassin, E. Linwood (Tip) Tipton, I.V. Kostikov; J. Vincent.

7. On the seventh agenda item: “Election of the members of WBD Foods OJSC Auditing Commission”.

7.1. Be it resolved that the members of WBD Foods OJSC Auditing Commission be elected as follows:

I. N. Ieshkina, O. S. Ivanova, N. N. Kolesnikova, V. V. Dzhemelinskaya, A. A. Davidiuk, T. A. Nazarova, L. M. Gavrilenko.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Dmitry A. Anisimov
Name:	Dmitry A. Anisimov
Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:   June 28, 2007